Ballard Power Systems Inc.

News Release

Ballard Strengthens Organization to Drive Business Growth

For Immediate Release – February 4, 2015

Vancouver, Canada – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced changes to strengthen the Company’s organization and better align it with a customer-centric growth strategy. The organization is now comprised of two platforms – Power Products and Technology Solutions.

“We have implemented important initiatives so that we are better able to deliver positive and impactful customer experiences,” said Randy MacEwen, Ballard President & CEO. “Ballard is uniquely positioned to provide high value to customers in our target markets. We have a strong brand, backed by over 30 years of PEM fuel cell technology leadership, along with world-class expertise and an extensive global customer base. Our goal is simple – to make each touch point with customers an easy and rewarding experience.”

Power Products
The mandate of the Power Products group is to meet the power needs of customers through delivery of high value, clean energy products that reduce customer costs and risks. Ballard has recently invested in additional sales and account management resources with deep, relevant experience in target geographic markets, including the following new team members:

Director, Key Accounts – a Kansas-based account executive with telecom industry experience will manage key telecom accounts globally;
Director of Sales, Americas – an Arizona-based sales director with telecom industry experience will oversee sales in the Americas;
Sales Account Manager – a New York-based account manager will be responsible for the Plug Power account, Ballard’s primary customer serving the North American material handling market;
Director of Sales, EMEA – a Germany-based sales professional with telecom industry experience will oversee market growth in Europe, the Middle East and Africa; and
China Country Manager – a country manager for China, with more than 25-years’ experience in that market, including serving in a bus fleet procurement & operations management role with one of China’s largest transit operators.

The addition of these sales professionals strengthens Ballard’s capacity to address customer needs in Telecom Backup Power, Material Handling, Bus and other applications in the key geographies of North America, Europe, Africa and China.

Steve Karaffa, Ballard’s Chief Commercial Officer commented, “We are focusing our team and go-to-market strategy on effectively delivering what customers seek – high value and resilient power products, simply delivered.”

Technology Solutions
The mandate of the Technology Solutions group is to help customers solve difficult technical and business challenges in their proton exchange membrane (PEM) fuel cell programs. Ballard will deliver this through customized, bundled technology solutions, including world-class, specialized engineering services, access to the Company’s deep IP portfolio and know-how, as well as the supply of technology components.

The Technology Solutions group will support customers in the automotive, aerospace, military and other markets, seeking to accelerate and de-risk their fuel cell development and commercialization programs.

Dr. Kevin Colbow, Ballard’s Vice President – Technology Solutions said, “Renewed interest in PEM fuel cells for use in a range of applications has been led by the automotive industry. Ballard stands alone in our ability to help these customers, through compelling bundled technology solutions that promote stickiness and longer-term opportunities for component supply.”

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated market growth drivers, product and services attributes and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com